                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 18)*


                          KIMBALL INTERNATIONAL, INC.
                               (Name of Issuer)


                      CLASS A COMMON STOCK $ .31 1/4 PAR
                        (Title of Class of Securities)


                                 494274 20 2
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No. 494274 20 2                                               Page 2A of 7

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas L. Habig


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES                 4,505
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                       1,076,089
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                        4,505

                          8 SHARED DISPOSITIVE POWER
                                1,076,089


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,080,594


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           (X)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           14.9%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 20 2                                               Page 2B of 7

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John B. Habig


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES                 251,147
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                       1,078,988
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                        251,147

                          8 SHARED DISPOSITIVE POWER
                                1,078,988


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,330,135


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           (X)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           18.3%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 20 2                                               Page 2C of 7

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas A. Habig


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES                 316,499
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                       1,024,758
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                        316,499

                          8 SHARED DISPOSITIVE POWER
                                1,024,758


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,341,257


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           (X)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           18.5%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 20 2                                               Page 2D of 7

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arnold F. Habig


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES                 399,213
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                        622,646
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                        399,213

                          8 SHARED DISPOSITIVE POWER
                                 622,646


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,021,859


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           (X)


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           14.1%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 20 2                                                Page 3 of 7

Item 1(a)     Name of Issuer:

              Kimball International, Inc.


Item 1(b)     Address of Issuer's Principal Executive Offices:

              1600 Royal Street
              Jasper, IN 47549


Item 2(a)     Name of Persons Filing this Statement:

              Thomas L. Habig          Arnold F. Habig
              Douglas A. Habig         John B. Habig


Item 2(b) Address or Principal Business Office or, if none, Residence of Each of the Persons Filing this Statement:

              1600 Royal Street
              Jasper, IN 47549


Item 2(c)     Citizenship:

              Each of the persons filing this statement is a citizen of the United States.


Item 2(d)     Title of Class of Securities:

              Class A Common Stock, $ .31 1/4 Par Value


Item 2(e)     CUSIP Number:

              494274 20 2


Item 3        Not Applicable

                                 SCHEDULE 13G

CUSIP No. 494274 20 2                                                Page 4 of 7

Item 4        Ownership (See Notes A, B, C, D and E)
                                          (i)         (ii)          (iii)         (iv)
                                                      (A)(B)                      (A)(B)
                                          (A)(B)      &(C)          (A)(B)        & (C)
                   (A)(B)                 Sole        Shared        Sole          Shared
                   & (C)         (A)(B)   Power       Power         Power to      Power to
                   Amount        & (C)    to Vote     to Vote       Dispose or    Dispose or
                   Benefi-       Percent  or          or            Direct the    Direct the
                   cially        of       Direct      Direct        Disposi-      Disposi-
                   Owned         Class    the Vote    the Vote      tion of       tion of
                   ---------     -----    --------    ---------     -------       ---------
Thomas L. Habig    1,080,594     14.9%       4,505    1,076,089       4,505       1,076,089

John B. Habig      1,330,135     18.3%     251,147    1,078,988     251,147       1,078,988

Douglas A. Habig   1,341,257     18.5%     316,499    1,024,758     316,499       1,024,758

Arnold F. Habig    1,021,859     14.1%     399,213      622,646     399,213         622,646


Note A. Does not include shares which may be deemed to be beneficially owned by the following reporting person's wife and, if applicable, minor children, as follows: 51,441 shares as to Thomas L. Habig; 65,235 shares as to John B. Habig; 145,989 shares as to Douglas A. Habig; and 49,275 shares as to Arnold F. Habig.

Note B. Shares of Class A Common Stock of Kimball International, Inc. pursuant to charter provision, is convertible into Class B Common Stock on a share-for-share basis at any time.

Note C. Includes shares held in various trusts for which the reporting person serves as a co-trustee, and shares held by charitable foundation(s) for which the reporting person serves as a director. (See note in Item 6)

Note D. Each of the reporting persons disclaims beneficial ownership of any shares listed above of which we would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Note E. The persons filing this statement disclaim that they or any two of them constitute a group within the meaning of Rule 13d-5(b)(1).

Item 5.  Not Applicable.

Item 6.  Ownership of more than five percent on behalf of another person.

         See Note C to Item 4 above. The trusts referred to therein include (i) as to Thomas L. Habig, John B. Habig and Douglas A. Habig, trusts for the benefit of Arnold F. Habig owning 399,213 shares. Each of the other trusts referred to in that Note is for the benefit of an adult child of Arnold F. Habig. Also included in the totals are shareholdings of a family charitable foundation.

                                 SCHEDULE 13G

CUSIP No. 494274 20 2                                                Page 5 of 7


Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable

                                 SCHEDULE 13G

                                  SIGNATURE

CUSIP No. 494274 20 2                                                Page 6 of 7

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 24, 1997




Thomas L. Habig
THOMAS L. HABIG




Exhibits

Attached hereto as Exhibit A are agreements from each of the persons filing this statement, other than the above signature, that this statement is filed on behalf of each of them.



Attention:  Intentional misstatements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001).

                                 SCHEDULE 13G

                                  SIGNATURE

CUSIP No. 494274 20 2                                                Page 7 of 7

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that Schedule 13G, to which this instrument is an exhibit, is filed on behalf of each of the undersigned.




January 24, 1997




Arnold F. Habig
ARNOLD F. HABIG





January 24, 1997




John B. Habig
JOHN B. HABIG






January 24, 1997




Douglas A. Habig
DOUGLAS A. HABIG